Mail Stop 3561

      July 1, 2005

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

      Re:	Tintic Gold Mining Company
   Registration Statement on Form SB-2
      Amendment No. 2 filed May 27, 2005
		File No. 333-119742

Dear Mr. Christopulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. For your property, provide the disclosures required by Industry Guide 7(b). In particular, provide:
* The location and means of access to the property.
* A map(s) showing the location of your property.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7(b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-551-8900. Otherwise, provide the map to the staff for our review.

3. The words "development" and "production" have very specific meanings under Industry Guide 7(a) (4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7)
..
They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide
7, please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms
"explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Cover Page

4. Please relocate the preliminary prospectus language required by
Item 501(a)(10) of Regulation S-B from the registration statement cover page to the prospectus cover page.

5. We note the statement that "[a]s an issuer, is acting as its own underwriter in distributing its common stock for the purpose of this distribution. Please disclose on the cover page and in the distribution section that Kiwa Bio-Tech is also an underwriter. Lastly, it would appear that Kiwa is distributing the shares, rather than Tintic Gold, since the prospectus summary indicates the shares being distributed are held by Kiwa. Please revise the disclosure throughout the prospectus to make this clear.

6. Please disclose how the amount of shares to be distributed to each shareholder will be determined. Will the shares be distributed on a pro-rata basis?


Outside Back Cover Page

7. Please include the disclosure required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 1

8. Remove all references in the document that use the term
"mining"
or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term
"mineral exploration" for "mining operations."

9. Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry
Guides.
Provide similar disclosure under the subheading "General" in the Business section.

10. We note the statement "[b]ecause these assets were not
integral
or related to its [Kiwa`s] then current business, Kiwa . . .
decided
.. . . to transfer these assets to Tintic-Utah`s subsidiary, now us,
in exchange for our common stock so that we could pursue our own business plan involving mining exploration." Please explain why Kiwa entered into a business combination with Tintic-Utah if Tintic-Utah had no assets.

11. Please disclose the location of the mineral claim.

12. We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims.
Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

13. Please include a summary financial table.

Risk Factors, page 2

14. Please highlight the risk factor subheadings through numbering, bold type, underlining or in another clear manner.

15. Early in this section, you should indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a)(4).

16. In risk factor two, please explain the statement "we have no other source of income at this time." It appears that the company has no source of income at this time. Please describe the financial support made by officers and directors as funding.

17. In risk factor three, please explain the statement that "[c]onsequently, we may not realize any revenues and corresponding earnings to the extent we may have otherwise received had we had greater control of the exploration process."

18. Within the risk factors on page three, in the eighth paragraph, you tend to focus on aspects that relate to projects in the "mining stage" as defined by Industry Guide 7. Rather than including discussions related to mining operations that will not apply to you unless and until you have an operating mine, include in one new risk factor a concise discussion that makes clear that you have no ongoing mining operations of any kind. Then briefly discuss risks that would apply if you ever commenced actual mining operations. However, if your business approach does not include entry into the mine management business, please delete any risk factor or other disclosure that could suggest otherwise.

19. Please remove the next to last paragraph on page 3.

20. The eighth risk factor discusses several risks to the company. Each risk factor should focus on only one risk. Please revise.

21. It is unclear why the disclosure regarding the Commission`s position on indemnification is in the Risk Factors section.
Please
move to a separate section.  See Item 510 of Regulation S-B.

Risk Factors Related to Our Mining Assets, page 5

22. Please add a risk factor that addresses the fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

23. Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, most of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to state succinctly the risks. In addition, please revise the risk factor narratives to state succinctly the risks.

24. Risk factor one presently focuses on the need for additional capital, which is already discussed in the first set of risk factors, in risk factor two. Please remove or revise to avoid the repetition.

25. In risk factor two, please describe the risk of an absence of mining activity.

26. In risk factor five, we note the risk of the topographical effect on exploration. In the Business section, please describe the topographical effect on all previous exploration performed on the property.

27. Please add a risk factor discussing the going concern raised by the independent auditor`s report.

The Distribution, page 7

28. Please describe whether Tintic-Utah shareholders will have the ability not to participate in the distribution of the shares of common stock of Tintic Gold Mining Company of Nevada ("Tintic-
Nevada").

Manner of Effecting the Distribution, page 7

29. Please name those individuals who will be distributing the shares in this offering and disclose the exemption from registration as a broker that will be relied upon. We may have further comment.

30. Please explain the rights of those shareholders that are not being mailed the prospectus or stock certificates. Please describe whether the company will attempt to notify these shareholders and how they will be notified. Clarify what will happen to the stock certificates for these individuals with undeliverable addresses. Disclose the number of shareholders that fall into this category. Please provide us with an analysis as to the basis for this action regarding the shareholders whose addresses are unknown.

31. The statement that the current outstanding common shares are "fully paid and non-assessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel that made such legal conclusion in your legality opinion and that consented to being named in this section, or delete it.

Indemnification and Insurance, page 9

32. We note the indemnification of Kiwa relating to "any claims arising out of this prospectus or the registration statement."
Please include immediately after this disclosure the Commission`s position on indemnification, from Item 512.

Rights of Kiwa Shareholders Before and After the Distribution, page 9

33. Please describe the dilution that recently occurred.

Management`s Plan of Operation, page 11

34. Please describe the company`s plan of operation for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Also include those milestones which do not require funding.
See Item 303(a)(1) of Regulation S-B.


35. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

36. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

37. Please describe the milestones and day to day operations that will be carried out by management.

Plan of Operation for the Next Twelve to Eighteen Months, page 11

38. This revised section utilizes a significant amount of technical terminology that the average investor probably is not familiar with.
Revise your filing to define technical words through the context of the discussion as much as possible. Provide definitions to the glossary for words that cannot be adequately defined in the text. Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

39. We note the disclosure in risk factor two that "[o]ur current officers and directors have agreed to satisfy our cash operating requirement only over the next three (3) years." Please disclose the material terms of this arrangement. Disclose how the term of three years was determined, state whether this covers general operating expenses or is limited to the specific costs of complying with the reporting obligations of the Exchange Act, state whether there is a limit on the amount that may be advanced, and state whether the advance is a loan or contribution to capital. If a loan, please state the interest rate and due date. The agreement should be filed as an exhibit. We may have further comment.

40. Disclose the cash on hand as of the most recent practicable date.

41. We note the statement that "[a]s a result, we do not believe there will be the need to raise additional capital . . . other than through our officers and directors." Please describe whether the company will pursue other possible funding sources such as selling stock or issuing debt in order to implement the plan of operation or any part of the mineral exploration. If not, please explain why.

42. Please provide us supplementally with Mr. Yeomans` revised and more extensive report of April 24, 2005.

43. On page 14, we note the statement "the next steps or sequence of events necessary to attract a mining partner and otherwise implement a mining exploration program are: . . ." Please explain what funds will be necessary to implement all stages of exploration. We also note that the company has management in place to begin to implement an exploration program. Please revise to include which steps management will implement and the time frame of beginning and completing the steps. Also include the sources of funding for each step.

44. On page 14, we note the disclosure that "[o]ur plan to contract with a mining company includes: . . ." Please describe whether management will investigate and negotiate the contract with mining companies. Please include the anticipated time frame.

Business, page 15

Corporate History, page 15

45. On page 16, in the second paragraph, we note the statement that
"Tintic-Utah`s management continued to develop its long-term business plan to re-establish it as an active business and to seek capital funds to operate and grow the business." Please describe whether Tintic-Utah received any funding in connection with the business combination with Kiwa.

46. Please remove the reference to Kiwa`s form 10-SB. Form SB-2 does not allow for incorporation by reference.

47. On page 17, you make that statement that the surface rights have been severed from the mineral estate and that another party owns these surface rights. This person also has a right to a 3% net smelter return from the resultant mineral production. However, you have not disclosed any legal agreements that define access, use, and reclamation of the surface lands. In the event an agreement is in place, disclose this as a risk factor.

The March 12, 2004 Merger or Reorganization with Kiwa, page 17

48. Please discuss how and when the previous control persons or their affiliates of Tintic-Utah were introduced to the previous management or control persons of Kiwa. Please describe all agreements between the previous control persons or affiliates of Tintic-Utah and the previous management or control persons of Kiwa. Please describe the principal terms of the agreements, including dates entered, name the parties negotiating the terms of the agreements, any consideration paid under the agreements, name any third parties that were involved in the agreements and the compensation paid to them, and disclose the effects of the agreements on the management and control persons of Tintic-Utah. Describe whether any control persons of Tintic-Utah received cash consideration in connection with the change in control and/or business combination. Please disclose whether finders` fees or consulting agreements were provided as part of any agreements. Please file all agreements relating to the change in control of Tintic-Utah as exhibits. See Item 101(a) of Regulation S-B.


Effect of the Merger, page 18

49. We note the statement "[t]he Spin-Off was determined to be effectuated in compliance with the Securities Act of 1933 and all applicable securities laws of any governmental entity." Please clarify when the spin-off has or will occur.

Type of Property/Mining and Production History, page 19

50. The second paragraph of this section refers to mines and other mineral occurrences that exist in the general area of the company property. Remove any information about the mines, prospects, or companies operating in or near to your property. Focus the disclosure only to those properties under your direct control and property holdings in which the company has the legal authority to explore for minerals.

51. The third paragraph on page 19 refers to ore and ores.  Under
SEC
Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the terms "ore," "ores," "ore body," and "ore bodies" from the filing.

52. Two experts` work is cited in the fifth paragraph, on page 21. The mining professionals should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement. As these professionals are deceased and cannot provide written consent to the works cited or demonstrate that these reports conform to the Industry Guide 7 standards, remove these professional references. Industry Guide 7 also specifically prohibits technical studies being attached to registration statements. The information contained within these reports may be briefly summarized, however the company will have to assume responsibility for the validity and accuracy of these statements.

Exploration, Development and Rehabilitation Work, page 22

53. Please describe the results of the mineral exploration carried out by Centurion Mines Corporation.

Future Plans for Exploration, page 23

54. Remove the technical reports attached as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.

Competitive Position, page 23

55. Please discuss the competitive business conditions, as required by Item 101(b)(4) of Regulation S-B.

Research and Development Activities, page 23

56. Estimate the amount spent during each of the two last fiscal years on research and development activities, as required by Item
101(b)(10) of Regulation S-B.

Government Regulation, page 24

57. If applicable, please describe in detail the exploration and mining permitting process in the State of Utah and as these regulations apply to the company.

No Present Agreements with any Consultants, page 24

58. We note the statement that "we currently have no agreement with any consultant." Please describe whether the company has engaged or entered into any discussion or understanding with any particular consultant or other expert or professional regarding the company` search for a mining partner, acquisition or funding candidates.

Management and Principal Shareholders of Tintic Gold Mining
Company,
page 24

Directors, Executives Officers, Promoters and Control Persons,
page
24

59. Please include the disclosure required by Item 401(a) of Regulation S-B.

60. For each officer and director, please describe all employment during the past five years. See Item 401(a)(4) of Regulation S-B. In the description, please include the name and business of the person`s employer, beginning and ending dates of employment, the positions held and a brief description of the employer`s business. For example, we note John Michael Coombs` employment with Valley High
Mining Company, North Beck Joint Venture and Anticline Uranium. Also include other significant responsibilities that they currently have with other companies.

61. Please include a brief description of John Michael Coombs and Jack Coombs` involvement with blank check companies, such as Vis
Viva
Corporation and Millennium Quest, Inc.

62. Please describe the amount of hours per week each officer will spend on the company`s affairs.

63. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Certain Relationships and Related Transactions, page 27

64. Disclose any loans by officers. For each transaction, please include the name of the person, the person`s relationship to the issuer, the nature of the person`s interest in the transaction and the amount of such interest as required by Item 404(a) of Regulation
S-B.

65. Please include the disclosure required by Item 404(d) of Regulation S-B.

Other

66. Please include the disclosure required by Item 201(a)(1) and
(2)
of Regulation S-B.


Financial Statements

General

67. It appears that Tintic Gold Mining Company, (the Company, a Nevada Corporation) has succeeded to the business of Tintic Gold Mining Company (the Parent, a Utah Corporation), and thus, the spin-off date is not the date of inception. As such, the prior period financial statements of the Company should be restated to include the transferred operations (i.e. operations for the period that the Company was operating as part of the Parent). Please revise to present the statements of operations and cash flows for the years ended December 31, 2004 and 2003 for the Company, including the transferred operations of the Parent. The statement of stockholders` equity should include all equity transactions from the date of the parent`s reentrance into the development stage. A statement of operations should be included from this date through the latest interim period presented. Revise your footnote disclosure to explain the organization of the business during the periods presented. Please obtain an audit report for the balance sheet presented as of
December 31, 2004 and 2003 and the related statements of operations, cash flows and stockholders` equity for the years then ended.

Other Regulatory

68. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.




Part II

Recent Sale of Unregistered Securities

69. We note that the company has included the distribution/spin-off in this section. It appears that this transaction is being registered. Please explain.

70. Please describe the facts relied upon to make the exemption available. See Item 701 of Regulation S-B.

Exhibits

71. In the legality opinion, please note that it is inappropriate for counsel to include assumptions that are too broad. Please revise the legality opinion to specify all the information supplied to the company that the company is assuming the accuracy and completeness.

72. Revise your legality opinion to indicate that opinion opines upon
Nevada law including the Nevada Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

73. In light of the updated report by Mr. Yeomans, dates April 24, 2005, please include a new consent.

Signatures

74. Please have each person sign in the capacities required by the Form SB-2, such as, principal executive officer, principal financial officer, and the controller or principal accounting officer. Also have at least a majority of the board of directors sign the registration statement. Please see paragraph 1 to the Instruction for Signatures on the Form SB-2.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-2626 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233.

								Sincerely,


								John Reynolds
      Assistant Director

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George P. Christopulos
Tintic Gold Mining Company
July 1, 2005
Page 1